UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)

OF THE SECURITIES ACT OF 1934

For the Fiscal Year Ended September 30, 2011

1-8931

Commission File Number

A.            Full title of the plan and the address of the plan, if different from that of the issuer named below:

CUBIC CORPORATION EMPLOYEES’ PROFIT SHARING PLAN

B.            Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CUBIC CORPORATION

9333 Balboa Avenue

San Diego, California 92123

Telephone (858) 277-6780

CUBIC CORPORATION EMPLOYEES’ PROFIT SHARING PLAN

Financial Statements and Supplemental Schedule

September 30, 2011 and 2010

*     Other schedules required by Section 2520.103-10 of the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Administrator and Participants of the

Cubic Corporation Employees’ Profit Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of the Cubic Corporation Employees’ Profit Sharing Plan as of September 30, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended September 30, 2011.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of September 30, 2011 and 2010, and the changes in net assets available for benefits for the year ended September 30, 2011, in accordance with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets held at end of year as of September 30, 2011, is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplemental information required by the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ MAYER HOFFMAN McCANN P.C.

San Diego, California

March 16, 2012

CUBIC CORPORATION EMPLOYEES’ PROFIT SHARING PLAN

Statements of Net Assets Available for Benefits

September 30, 2011 and 2010

	2011	2010

Assets:
Investments, at fair value:
Guaranteed interest account	$73,105,452	$70,011,865
Pooled separate money market account	3,904,352	3,674,268
Mutual funds	184,096,493	179,925,609
Stable value fund	23,245,961	21,911,203
Cubic Corporation common stock	3,763,643	3,879,349

Total investments	288,115,901	279,402,294

Receivables:
Employer’s contribution	5,140,841	4,905,172
Participants’ contributions	547,666	509,744
Notes receivable from participants	5,674,447	5,461,234

Total receivables	11,362,954	10,876,150

Total assets	299,478,855	290,278,444

Liabilities:
Excess contributions payable	—	50,764
Total liabilities	—	50,764

Net assets available for benefits reflecting all investments at fair value	299,478,855	290,227,680

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(522,636)	(534,420)
Net assets available for benefits	$298,956,219	$289,693,260

See the accompanying notes to financial statements.

CUBIC CORPORATION EMPLOYEES’ PROFIT SHARING PLAN

Statement of Changes in Net Assets Available for Benefits

For the Year Ended September 30, 2011

Additions to net assets attributed to:
Investment income:
Interest and dividends	$2,892,664
Interest on guaranteed interest account	2,147,839
Net change in fair value of investments	(8,192,741)

Total investment income	(3,152,238)

Interest income on notes receivable from participants	268,897

Contributions:
Employer’s	15,682,449
Participants’	13,091,492
Transfer from other plan	354,480
Participants’ rollovers from other qualified plans	1,136,104

Total contributions	30,264,525

Total additions	27,381,184

Deductions from net assets attributed to:
Benefits paid to participants	18,077,539
Administrative expenses	40,686

Total deductions	18,118,225

Net increase	9,262,959

Net assets available for benefits:
Beginning of year	289,693,260

End of year	$298,956,219

See the accompanying notes to financial statement.

CUBIC CORPORATION EMPLOYEES’ PROFIT SHARING PLAN

Notes to Financial Statements

September 30, 2011

(1)                     Plan Description

The following description of the Cubic Corporation Employees’ Profit Sharing Plan (the “Plan”) provides only general information.  Participants of the Plan should refer to the Plan agreement for a more complete description of the Plan.

(a)                     General

The Plan, which was effective June 15, 1956 and amended from time to time thereafter, is a defined contribution plan covering eligible full-time, part-time and temporary employees of Cubic Corporation and affiliated companies that have adopted participation in the Plan (collectively, the “Company”).  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

(b)                     Contributions

Plan participants may voluntarily contribute up to 30% of their pre-tax and after-tax annual compensation (up to the Internal Revenue Service (“IRS”) maximum allowable amount), as defined by the Plan, to the Plan.  Participants may also rollover amounts representing distributions from other eligible retirement plans. Participants direct their contributions and the Company’s discretionary contributions, matching contributions and Service Contract Act (“SCA”) contributions in 1% increments in the Guaranteed Interest Account, mutual funds, Stable Value Fund, and/or the Company’s common stock.  Participants may also transfer up to 99% of their account balance to a Self-Directed Brokerage Account.  Participants may change their investment options daily. All contributions are held in a trust and invested by the Plan’s custodian in accordance with the options elected by the participants (i.e. all investments are participant directed). The maximum allowable calendar-year pre-tax voluntary contribution, as determined by the IRS, was $16,500 for 2011 and 2010.

The Plan provides for a Company discretionary contribution, at the option of its Board of Directors.  Discretionary contributions to the Plan are allocated based on the ratio of each participant’s compensation to total compensation of all eligible participants.  Eligible Plan participants must be employed by the Company as of the Plan’s year end, have at least one year of service and have earned at least 500 hours of service during the Plan year to be eligible for a discretionary contribution.

The Company provides a matching contribution to the Plan on a dollar-for-dollar basis for the first 3% of eligible employee 401(k) salary deferrals.  In accordance with collective bargaining agreements, the Plan provides a dollar-for-dollar matching contribution of the first 4% of an employee’s 401(k) salary deferrals for certain employees of Cubic Worldwide Technical Services, a wholly-owned subsidiary of Cubic Corporation.

CUBIC CORPORATION EMPLOYEES’ PROFIT SHARING PLAN

Notes to Financial Statements

September 30, 2011

(1)                     Plan Description, Continued

(b)             Contributions, continued

Effective January 1, 2009, the Plan provides for an employer Service Contract Act (“SCA”) contribution to be made by the Company in accordance with certain collective bargaining agreements and pursuant to the McNamara-O’Hara Service Contract Act of 1965.  The employer SCA contributions are allocated to participants who are entitled to benefits under the SCA and have not otherwise been furnished such benefits or received a cash equivalent payment that would meet the requirements of the SCA.  The amount of the employer SCA contributions shall be equal to the amount determined under the SCA.  A participant is 100% vested at all times in the amount held in his or her employer SCA contributions account.

Effective April 1, 2011, all of the assets of the XIO Strategies, Inc. 401(k) Plan, totaling approximately $354,000, were merged into the Plan.  Employees of Cubic Corporation’s wholly-owned subsidiaries Cubic Simulation Systems Division (“CSSD”), Cubic Global Tracking Solutions, Inc. (“CGTS”) and XIO Strategies, Inc. (“XIO”) who participate in the Plan have different contribution and loan options as compared to other Plan participants. CSSD, CGTS and XIO employees who participate in the Plan are hereafter referred to as “Sub Plan” participants. Sub Plan participants can voluntarily contribute up to one hundred percent of their compensation as pre-tax contributions and up to five percent of their compensation as after-tax contributions.  However, their combined pre-tax and after-tax contributions together cannot exceed 100% of their annual compensation (not to exceed the IRS maximum allowable amount), as defined by the Plan.  Sub Plan participants can also rollover amounts representing distributions from other eligible retirement plans.

The Company matching contribution in the Sub Plan is 75% of the participant’s elective contribution made during the Plan year, up to 6% of the participant’s annual compensation.  In addition, the Sub Plan provides for a Company discretionary contribution, at the option of its Board of Directors.  Discretionary contributions to the Sub Plan are allocated to all participants based on compensation as a percentage of compensation of all eligible employees participating in the Sub Plan.

(c)                      Participants’ Accounts

Each participant’s account is credited with the participant’s contributions, his or her pro rata share of the Company’s discretionary contributions (if any), the Company’s matching contributions, the Company’s SCA contributions, rollovers and transfers from other plans and allocations of Plan earnings or losses including market value adjustments on Plan investments. Allocations are based on participant earnings or account balances, as defined in the Plan agreement.  The non-vested portion of a participant’s Company discretionary contribution account will be forfeited as of the

CUBIC CORPORATION EMPLOYEES’ PROFIT SHARING PLAN

Notes to Financial Statements

September 30, 2011

(1)                     Plan Description, Continued

(c)                      Participants’ Accounts, continued

earlier of the date of termination of employment if he or she has no vested interest or the date on which he or she has five consecutive years of five hundred or less hours of service.  Any remaining forfeited balances of terminated participants’ non-vested accounts after payment of certain administrative expenses and restoration of forfeitures of re-employed participants are allocated to participants who are employed on the last day of the Plan year in the ratio that each eligible participant’s Company discretionary contribution bears to the Company discretionary contributions of all eligible participants.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.  Participant forfeitures amounted to $24,849 during the year ended September 30, 2011.  As of September 30, 2011 and 2010, Plan assets available for benefits that had not been credited to participant accounts, including unallocated forfeitures, amounted to $173,055 and $158,536, respectively.

(d)                     Vesting

Employee, Company matching, Company SCA and rollover contributions plus or minus actual earnings or losses thereon have full and immediate vesting.  Employer discretionary contributions (and earnings or losses thereon) vest after one year of service at 20% and increase in 20% increments until fully vested after five years of service.

Participant accounts become fully vested upon death, disability, attainment of normal retirement age, termination due to lay-off by a participating employer, or upon termination of the Plan.  The Company may authorize a percentage of the Company’s discretionary contribution to be transferred to the pre-tax account of non-highly compensated participants, and the participants then become immediately vested in those contributions.

(e)                 Distribution of Participants’ Accounts

The entire vested balance of a participant’s account may be distributed at the date of the participant’s retirement from the Company, termination from service from the Company, death, or permanent and total disability.  Participants still employed are eligible for two distributions of their after-tax and rollover contributions each Plan year and up to 65% of their vested portion of the Company discretionary contributions once every five years.  Participants, including terminated participants, may request a withdrawal of their accounts, excluding their matching contributions, in cases of financial hardship.  The normal retirement age, as defined by the Plan, is the later date at which participants reach the age of 65 or have reached five years of service.  If a participant terminates employment with the Company before retirement, the participant will receive either a lump sum payment of their account balance or if the account exceeds $1,000, the participant may elect any distribution date up to age 70½.

CUBIC CORPORATION EMPLOYEES’ PROFIT SHARING PLAN

Notes to Financial Statements

September 30, 2011

(1)                     Plan Description, Continued

(f)                        Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance.  A participant may not have more than two loans outstanding unless they are a Sub Plan participant (Sub Plan participants are allowed to have three loans outstanding) and no new loans may be made to a participant at a time when he or she is in default on any payment required to be made on a previous loan.  The loans, which are collateralized by the balance in the participant’s account, bear interest at prime plus 1%, and the interest rate on loans that were outstanding at September 30, 2011 ranged from 4.25% to 11.50%.  Interest rates for new loans are determined on the first business day of each calendar quarter.  These rates are effective for all new loans initiated on or after the first business day of the following quarter, and will remain in effect until a new rate is established.  Principal and interest are paid ratably through scheduled payroll deductions.  Participant loans are measured at their unpaid principal balance plus accrued but unpaid interest.  All loans are repaid within a period of five years and outstanding loans at September 30, 2011 have maturity dates ranging from October 2011 through October 2016.  Defaulted participant loans are reclassified as distributions based upon the terms of the Plan agreement.

(2)                     Summary of Significant Accounting Policies

(a)                     Basis of Accounting

The accompanying financial statements are prepared under the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

(b)                     Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements.  Actual results could differ from those estimates.

(c)                      Investment Valuation and Income Recognition

The Plan’s pooled separate money market account, mutual funds, and Stable Value Fund are stated at fair value as determined by Prudential Insurance Company of America, (the “Custodian”), and are based on the net asset value of units held by the Plan at year-end.  The shares of Cubic Corporation common stock are valued at quoted market prices at year-end, as reported by the Custodian.

CUBIC CORPORATION EMPLOYEES’ PROFIT SHARING PLAN

Notes to Financial Statements

September 30, 2011

(2)                     Summary of Significant Accounting Policies, Continued

(c)                      Investment Valuation and Income Recognition, continued

Investment contracts held in the Guaranteed Interest Account are valued at fair value, which represents contributions, reinvested income, less any withdrawals plus accrued interest.  Fair value represents the estimated proceeds that would have been paid had the contract been discontinued as of September 30, 2011.  The fair value is derived by multiplying the contractual Market Value Adjustment (“MVA”) by the contract value.  The MVA formula approximates the change in market value of a bond given a change in the rate environment and is equal to the average rate being credited under the contract minus the rate credited to new deposits for plans with similar features multiplied by a duration of time estimate.  Fair value is adjusted to contract value on the financial statements.  The investment contracts are fully benefit responsive because participants may direct withdrawals and transfers at contract value.  The average yields on the contracts were 3.00% and 3.19% for 2011 and 2010, respectively, which approximated market rates.  The crediting interest rates are reviewed quarterly but cannot be less than 3.00% and were 3.00% and 3.19% at September 30, 2011 and 2010, respectively.  The contract value of the Guaranteed Interest Account at September 30, 2011 and 2010 was $73,105,452 and $70,011,865, respectively.  There are no reserves against contract value for credit risk of the contract issuer or otherwise.  Participants may not transfer between the Guaranteed Interest Account, the Money Mart Assets Fund Z, and the Stable Value Fund without first investing in another investment option of the Plan for a period of 90 days.  The Guarantee Interest Account’s contract does not permit the Custodian to terminate the agreement prior to the scheduled maturity date.

Investment contracts held in the Stable Value Fund are valued at fair value, which represents contributions, reinvested income, less any withdrawals, plus accrued interest.  The Stable Value Fund invests in investment contracts, traditional guaranteed investment contracts (“GICs”) and security-backed contracts issued by insurance companies and other financial institutions.  The fair value of the units of this investment is based on the fair value of the underlying investments, and a net asset value can be calculated for this fund as audited financial statements are available.  The fair value of a GIC is based on the present value of future cash flows using the current discount rate.  The fair value of a security-backed contract includes the value of the underlying securities and the value of the wrapper contract.  The fair value of a wrapper contract provided by a security-backed contract issuer is the present value of the difference between the current wrapper fee and the contracted wrapper fee.  Fair value is adjusted to contract value on the financial statements.  The investment contracts are fully benefit responsive because participants may direct withdrawals and transfers at contract value. The average yields on such contracts were 2.32% and 2.87% for 2011 and 2010, respectively, which approximated market rates. The contract value of the Stable Value Fund at September 30, 2011 and 2010 was $22,723,325 and $21,376,783, respectively. The Stable Value Fund’s contract

CUBIC CORPORATION EMPLOYEES’ PROFIT SHARING PLAN

Notes to Financial Statements

September 30, 2011

(2)                     Summary of Significant Accounting Policies, Continued

(c)                      Investment Valuation and Income Recognition, continued

does not permit the Custodian to terminate the agreement prior to the scheduled maturity date.

Interest income is recognized when earned.  Dividend income is recorded on the ex-dividend date.  Realized gains and losses on investments are recognized upon the sale of the related investments and unrealized appreciation or depreciation is recognized at period end when the carrying values of the related investments are adjusted to their estimated fair market value.  Purchase and sales of securities are reflected on a trade-date basis.

Earnings on investments, with the exception of participant loans, are allocated on a pro rata basis to individual participant accounts based on the type of investment and the ratio of each participant’s individual account balance to the aggregate of participant account balances.  The portion of interest included in each loan payment made by a participant is recognized as interest income in the participant’s individual account.

(d)                     Net Change in Fair Value of Investments

The Plan presents in the statement of changes in net assets available for benefits the net change in the fair value of its investments, which consists of the realized gains or losses and the net unrealized increase (decrease) on those investments.

(e)                      Fair Value Measurements

The valuation techniques required to determine fair value are based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect internal market assumptions. The two types of inputs create the following fair value hierarchy:

Level 1 — Valuation is based upon quoted prices in active markets for identical assets or liabilities.

Level 2 — Valuation is based upon other significant observable inputs (including quoted prices for similar assets or liabilities in active markets, identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability, etc.).

Level 3 — Valuation is based upon significant unobservable inputs, including the reporting entity’s own assumptions in determining the fair value of investments.

CUBIC CORPORATION EMPLOYEES’ PROFIT SHARING PLAN

Notes to Financial Statements

September 30, 2011

(2)                     Summary of Significant Accounting Policies, Continued

(e)                      Fair Value Measurements, continued

The inputs or methodology used by valuing securities are not necessarily an indication of risk associated with investing in those securities.

The following is a description of the valuation methodologies used for investments measured at fair value.  There have been no changes in the methodologies used at September 31, 2011 and 2010.  Mutual funds and Cubic Corporation common stock are valued at quoted prices for identical assets in active markets.  The Guaranteed Interest Account and the Stable Value Fund are measured using the market approach.  The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

The preceding methods described may produce fair value calculations that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

On the following page is a summary of investments classified in accordance with the fair value hierarchy:

CUBIC CORPORATION EMPLOYEES’ PROFIT SHARING PLAN

Notes to Financial Statements

September 30, 2011

(2)                     Summary of Significant Accounting Policies, Continued

(e)                      Fair Value Measurements, continued

	Investments at Fair Value as of September 30, 2011
	Level 1	Level 2	Level 3	Total
Mutual funds:
Domestic equity funds	$93,409,940	$—	$—	$93,409,940
Domestic bond funds	29,591,933	—	—	29,591,933
International equity fund	27,743,004	—	—	27,743,004
Hybrid fund	19,522,900	—	—	19,522,900
Money market fund	11,557,398	—	—	11,557,398
International bond fund	2,271,318	—	—	2,271,318
Total mutual funds	184,096,493	—	—	184,096,493

Cubic Corporation common stock	3,763,643	—	—	3,763,643

Pooled separate money market account	—	3,904,352	—	3,904,352

Guaranteed interest account	—	—	73,105,452	73,105,452

Stable value fund	—	23,245,961	—	23,245,961

Total investments at fair value	$187,860,136	$27,150,313	$73,105,452	$288,115,901

	Investments at Fair Value as of September 30, 2010
	Level 1	Level 2	Level 3	Total
Mutual funds:
Domestic equity funds	$95,816,427	$—	$—	$95,816,427
Domestic bond funds	27,707,371	—	—	27,707,371
International equity fund	26,574,436	—	—	26,574,436
Hybrid fund	17,983,358	—	—	17,983,358
Money market fund	11,355,680	—	—	11,355,680
International bond fund	488,337	—	—	488,337
Total mutual funds	179,925,609	—	—	179,925,609
Cubic Corporation common stock	3,879,349	—	—	3,879,349

Pooled separate money market account	—	3,674,268	—	3,674,268

Guaranteed interest account	—	—	70,011,865	70,011,865

Stable value fund	—	21,911,203	—	21,911,203

Total investments at fair value	$183,804,958	$25,585,471	$70,011,865	$279,402,294

CUBIC CORPORATION EMPLOYEES’ PROFIT SHARING PLAN

Notes to Financial Statements

September 30, 2011

(2)                     Summary of Significant Accounting Policies, Continued

(e)                      Fair Value Measurements, continued

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 investment for the year ended September 30, 2011.

Level 3 Investment as of September 30, 2011

Guaranteed
Interest
Account
Balance, beginning of year	$70,011,865

Interest on guaranteed interest account	2,147,839

Interest income on notes receivable from participants	49,691

Purchases	2,948,854

Sales	(2,168,036)

Settlements	115,239

Balance, end of year	$73,105,452

In January 2010, the FASB issued ASU No. 2010-06, Fair Value Measurements and Disclosures (ASU No. 2010-06), which amends ASC 820, adding new disclosure requirements for Levels 1 and 2, separate disclosures of purchases, sales, issuances, and settlements relating to Level 3 measurements and clarification of existing fair value disclosures. ASU No. 2010-06 was adopted in 2010, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010.  The Plan chose to early adopt the remaining requirements of ASU No. 2010-06 for this year ending September 30, 2011.  The adoption of this update did not have a material impact on the Plan’s financial statements.

In May 2011, the FASB issued ASU 2011-04, Fair Value Measurements, ASC 820, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. The amendments change the wording used to describe many of the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. Management is currently evaluating the potential impact of this guidance, which is effective for the Plan year beginning October 1, 2012, but does not expect it to have a material impact on the financial statements.

CUBIC CORPORATION EMPLOYEES’ PROFIT SHARING PLAN

Notes to Financial Statements

September 30, 2011

(2)       Summary of Significant Accounting Policies, Continued

(f)                        Risk and Uncertainties

The Plan provides for various investment options in a Guaranteed Interest Account, mutual funds, a Stable Value Fund, and Cubic Corporation common stock.  These investment securities are exposed to various risks, such as interest rate, market, and credit.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the values of the investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term, and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

(g)       Concentration of Credit Risk

All of the Plan’s investments are financial instruments which potentially subject the Plan to concentrations of credit risk.  Management believes that the Custodian maintains the Plan’s investments with high credit quality institutions and attempts to limit the credit exposure to any particular investment.

(h)                     Payments of Benefits

Benefits payments are recorded when paid.

(i)                        Administrative Expenses

The Company provides certain administrative and accounting services to the Plan at no cost.  Most administrative expenses are paid directly by the Plan sponsor and include audit fees and legal fees.  Administrative expenses incurred by the Plan include loan fees charged directly to the participants’ accounts and investment management fees which are netted against investment returns.

(j)                        Reclassification

The FASB issued guidance about fair value of alternative investments in 2009.  The Plan adopted this guidance and, as such, the Stable Value Fund has been reclassified from Level 3 to Level 2 of the fair value hierarchy in 2011 and 2010, with no effect on the net assets available for benefits.

CUBIC CORPORATION EMPLOYEES’ PROFIT SHARING PLAN

Notes to Financial Statements

September 30, 2011

(3)                     Investments

The following presents investments, at fair value, that represent 5% or more of the Plan’s net assets as of September 30:

	2011	2010

Prudential Guaranteed Interest Account	$73,105,452	$70,011,865
EuroPacific Growth Fund R4	$27,743,004	$26,574,436
Prudential Stable Value Fund	$23,245,961	$21,911,203
Davis New York Venture Fund Y	$20,698,810	$23,630,034
PIMCO Total Return Bond Admin	$19,970,419	$18,766,258
Vanguard Wellington Fund	$19,522,900	$17,983,358
Jennison Growth Fund Z	$17,058,335	*
Janus Growth & Income Fund	*	$14,499,918

* Investment balance is less than 5% of the Plan’s net assets available for benefits.

The Plan’s investments decreased in value by $8,192,741 due to gains and losses during the year ended September 30, 2011 as follows:

Mutual funds	$(8,544,538)
Stable value fund	516,756
Pooled separate money market account	(14,950)
Cubic Corporation common stock	(150,009)

$(8,192,741)

(4)                     Excess Contributions Payable

During the year ended September 30, 2010, the Plan failed certain of its nondiscrimination tests.  As a result, refunds of excess contributions are required to be paid out to participants in order for the Plan to meet compliance testing requirements.  Accruals were made for these excess contributions amounting to approximately $50,800 for the year ended September 30, 2010.  There were no excess contributions for the year ended September 20, 2011.  Refunds are paid in the year subsequent to the year in which these excess contributions occurred.

CUBIC CORPORATION EMPLOYEES’ PROFIT SHARING PLAN

Notes to Financial Statements

September 30, 2011

(5)                     Tax Status

The Plan received a favorable tax determination letter from the Internal Revenue Service dated May 4, 2004, which states that the Plan as then designed, qualifies under the applicable provisions of the Internal Revenue Code and that it is therefore exempt from federal income taxes.  The Plan was amended since receiving this determination letter and subsequent to year end received a favorable tax determination letter dated February 21, 2012.  In the opinion of the Company, the Plan continues to meet the Internal Revenue Code requirements and is currently operating such that its exempt status has been maintained.  Accordingly, no provision for income taxes has been included in the accompanying financial statements.

(6)                     Plan Termination and Amendment

Although the Company has not expressed any intent to do so, the Company has the right, under the Plan agreement, to amend any or all provisions of the Plan as well as discontinue contributions and terminate the Plan at any time subject to the provisions of ERISA.  In the event of Plan termination, participants will become vested 100% in their accounts, and the net assets of the Plan must be allocated among the participants and beneficiaries of the Plan in the order provided for by ERISA.

(7)                     Parties-In-Interest

Section 3(14) of ERISA defines a party-in-interest to include, among others, fiduciaries or employees of the Plan, any person who provides services to the Plan, or an employer whose employees are covered by the Plan.  Certain Plan investments are shares of mutual funds and a pooled separate money market account managed by Prudential Insurance Company of America. The Jennison Dryden Funds are owned by the Prudential Insurance Company of America.  Prudential Insurance Company of America is the Custodian as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.  Wells Fargo manages the Prudential Stable Value Fund and, therefore, these transactions qualify as party-in-interest transactions also.  Six Board of Trustees members are currently participants in the Plan and an officer of the Company serves as the trustee and plan administrator of the Plan.  In addition, Plan investments include investments in the Company’s common stock; therefore, these transactions also qualify as party-in-interest transactions.  The Plan purchased and sold approximately 16,500 and 15,400 shares, respectively, of the Company’s common stock during the year ended September 30, 2011.  Fees paid to the Custodian by the Plan for investment services amounted to $40,686 during the year ended September 30, 2011.

(8)                     Form 5500

There were no differences between the accompanying financial statements as of September 30, 2011 and 2010 and the financial information reported on the Form 5500.

CUBIC CORPORATION EMPLOYEES’ PROFIT SHARING PLAN

Notes to Financial Statements

September 30, 2011

(9)                     Subsequent Events

(a)                     Trustee to Trustee Asset Merger

The Company acquired Safe Harbor Holdings, Inc. on June 15, 2010 and as part of this acquisition, the Safe Harbor Systems 401(k) Plan assets were merged into the Plan on November 22, 2011.  The Safe Harbor Systems 401(k) Plan was sponsored by the Company and the service agreement was terminated.  The Plan was amended for the trustee to trustee asset merger and certain ERISA-protected benefits for Safe Harbor Systems 401(k) Plan participants were preserved.

SUPPLEMENTAL SCHEDULE

CUBIC CORPORATION EMPLOYEES’ PROFIT SHARING PLAN

Schedule H, line 4i — Schedule of Assets (Held at End of Year)

September 30, 2011

EIN #95-1678055

Plan #001

		(c)
		Description of investment
	(b)	including maturity date,		(e)
	Identity of issue, borrower,	rate of interest, collateral,	(d)	Current
(a)	lessor, or similar party	par, or maturity value	Cost**	value

*	The Prudential Insurance Company of America	Guaranteed Interest Funds
		Prudential Guaranteed Interest Account	$—	$73,105,452
	American Funds	Mutual fund
		EuroPacific Growth Fund R4	—	27,743,004
*	Well Fargo Bank Minnesota, N.A.	Common Collective Trust
		Prudential Stable Value Fund	—	23,245,961
	Davis Funds	Mutual fund
		Davis New York Venture Fund Y	—	20,698,810
	PIMCO Funds	Mutual fund
		PIMCO Total Return Bond Admin	—	19,970,419
	Vanguard Funds	Mutual fund
		Vanguard Wellington Fund	—	19,522,900
*	Jennison Funds	Mutual fund
		Jennison Growth Fund Z	—	17,058,335
*	The Prudential Insurance Company of America	Mutual fund
		Money Mart Assets Fund Z	—	11,557,398
	American Beacon	Mutual fund
		American Beacon Large Cap Value Fund	—	8,983,660
	Janus Funds	Mutual fund
		Janus Growth & Income Fund	—	8,915,688
	American Century Investments	Mutual fund
		American Century Government Bond	—	7,853,292
	T. Rowe Price	Mutual fund
		T. Rowe Price Mid Cap Growth	—	7,829,478
	Goldman Sachs	Mutual fund
		Goldman Sachs Mid Cap Institutional Fund	—	6,735,580
	Vanguard Funds	Mutual fund
		Vanguard Institutional Index	—	6,513,146
	Thornburg Investments	Mutual fund
		Thornburg Core Growth Fund I	—	4,662,879
*	The Prudential Insurance Company of America	Pooled Separate Account
		Money Market Fund	—	3,904,352
	Cubic Corporation	Equity Securities
		Cubic Corporation Common Stock	—	3,763,643
	Vanguard Funds	Mutual fund
		Vanguard Mid Cap Index Fund	—	2,889,046
	Vanguard Funds	Mutual fund
		Vanguard Small Cap Index	—	2,738,672
	Templeton Funds	Mutual fund
		Templeton Global Bond	—	2,271,318
	Royce Funds	Mutual fund
		Royce Value Plus Fund I	—	2,126,919
	Vanguard Funds	Mutual fund
		Vanguard Inflation Protection Securities	—	1,768,222
	Vanguard Funds	Mutual fund
		Vanguard Growth Index Fund	—	1,624,552
	Royce Funds	Mutual fund
		Royce Total Return Fund	—	1,348,129
	Vanguard Funds	Mutual fund
		Vanguard Value Index	—	1,285,046
*	Notes Receivable from Participants	Various maturities (Interest rates from 4.25% - 11.50%)	—	5,674,447

			$—	$293,790,348

*   Party-in-interest

** Historical cost is not required as all investments are participant-directed.

B. Exhibit List.

Exhibit 23.1          Consent of Mayer Hoffman McCann P.C.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, The Cubic Corporation Employees’ Profit Sharing Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Cubic Corporation Employees’ Profit Sharing Plan

Date: March 16, 2012	By:	/s/ John D. Thomas

John D. Thomas
Vice President of Finance and Corporate Development
and Plan Administrative Committee Member